82-34639

SUPPL



AGENIX LIMITED
11 Durbell Street
Acacia Ridge QLD 4110
Tel: +61 7 3370 6396
Fax: +61 7 3370 6347



03050429

~~SEC#82-5258~~

17 March 2003


SEC MAIL PROCESSING
RECEIVED
MAR 2 6 2003
WASH. D.C.
187
SECTION

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely,

Raniga

Tarun Raniga


RECEIVED
MAR 2 6 2003
187

ASX Announcement

World-First Human Trial to assist in Detection of 'Economy Class Syndrome'

Monday 17 March 2003

Brisbane-based biotechnology company Agenix Ltd [ASX:AGX] today announced that it had successfully completed the world's first injection into a patient of its blood clot imaging agent, ThromboView®.

The patient was injected with ThromboView® at 10 am, was subject to extensive tests and suffered no significant side effects.

The trial is being conducted at Q-Pharm Pty Ltd, a dedicated Phase I clinical trial facility, in conjunction with the Department of Nuclear Medicine at the Royal Brisbane Hospital.

ThromboView®, a diagnostic imaging agent being developed by Agenix, will help doctors to accurately diagnose and locate blood clots in humans. ThromboView® uses a clot-binding monoclonal antibody attached to a radiolabel. Following injection of a few millilitres of ThromboView® into a patient with a suspected blood clot, the antibody will flow through a person's body and bind to any existing blood clots. The resulting "hotspots", indicating the presence of the blood clot, will be picked up by an imaging camera.

The injection was the first in a trial that will involve 32 healthy volunteers aged between 18 and 70. The Phase 1a trial will ascertain the safety aspects of the clot imaging technology.

This trial is expected to run for four months. The next stage, Phase 1b, will be in patients with Deep Vein Thrombosis. This is expected to take an additional six months. Pending the results of both these studies, the company will undertake Phase 2 and Phase 3 efficacy studies. It is expected, at this stage, that the Phase 2 trial will begin in early 2004 and will be conducted globally.

Principal investigator in the trial, Dr David Macfarlane from the Department of Nuclear Medicine at Royal Brisbane Hospital, said the medical world desperately needed a product that will improve the diagnosis of blood clots."It is estimated that up to 10,000 people die of undetected blood clots each year in Australia, which indicates the level of the problem," he said. "There are approximately 33,000 cases of deep vein thrombosis (blood clots in the leg) each year in Australia and 4,200 cases of pulmonary embolism (clots in the lungs). Tragically, 50% of blood clots are detected once a person has died. Today's trial commencement is a major step in the development of an improved test to diagnose blood clots early and accurately. Following this trial, we will press on with further human trials to confirm efficacy. The aim is to have ThromboView® on the market by 2007."

US-based drug-development expert, Professor Paul Eisenberg, said: "Accurate and timely detection of blood clots remains a major issue for health authorities around the world and unfortunately all current clot detection methods have limitations."

Mr Don Home, Managing Director of Agenix Limited, said the technology could have huge potential worldwide. "We know there are about 60,000 deaths attributable to pulmonary embolism in the United States each year, which makes this a more common cause of death than breast cancer. Additionally, two million people will suffer deep vein thrombosis. Thromboembolism is the third most common cause of cardiovascular death after heart attack and stroke. It is exciting that an Australian company is behind this

Agenix has a 20-year history in the development of diagnostic tools for blood clots, principally based on its proprietary D-Dimer blood clot detection technology.

Queensland Premier Peter Beattie said: "I congratulate Agenix Ltd for developing this agent to the point where it is now undergoing Phase I trials. I want to emphasise that this is a Queensland-based biotechnology company and that the agent it has developed is now being tested in Queensland. This is exactly the sort of outcome my Government has been encouraging with our Smart State strategies. When this drug comes on to the market it will create jobs and revenue for the state."

Co-investigators of the trial are Dr Jo Marjason and Professor Wayne Hooper from Q-Pharm Pty Ltd. Melbourne- based Kendle Australia Pty Ltd has organised the study.

For more information contact:
Don Home, MD Agenix Limited Ph: 0438 500 255

Agenix Limited [ASX:AGX] is a listed Australian-based company. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which uses radiolabelled antibodies to locate blood clots in the body. This could revolutionise the $US 3 billion annual clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of Agenix Ltd, Brisbane, Australia.

www.agenix.com